Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

SEPTEMBER 2025 FINAL NOTICE: YOUR RESPONSE IS CRITICAL Urgent issue regarding your investment with FS Specialty Lending Fund Dear Shareholder, An important and urgent matter pertaining to your investment in FS Specialty Lending Fund requires your immediate input. Our efforts to reach you by mail, email and phone have been unsuccessful so far. Please call 844-202-3147 (toll-free) immediately, Monday through Friday between the hours of 9:00 AM to 10:00 PM ET or Saturday and Sunday between the hours of 10:00 AM to 6:00 PM ET. Your response is critical but will take only a moment of your time. Thank you in advance for attending to this request. We truly appreciate your investment and time. Sincerely, Future Standard